Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224994

June 25, 2018

37,500,000 Shares

BJ’s Wholesale Club Holdings, Inc.

Common Stock

This free writing prospectus relates only to this offering and updates, and should be read together with, the preliminary prospectus dated June 18, 2018 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-224994). The following information updates and supplements the Preliminary Prospectus. Please refer to the preliminary prospectus dated June 18, 2018, which is included in Amendment No. 3 to the Registration Statement, for the full contents thereof, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1531152/000119312518201661/d494927ds1a.htm.

All references to captions correspond to captions in the Preliminary Prospectus. References to “we,” “us” and other terms in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

Certain disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated as follows:

If the underwriters fully exercise their option, the number of shares held by new investors will increase to 43,125,000 shares of our common stock, or approximately 33% of the total shares of our common stock outstanding after this offering, and the percentage of shares held by existing stockholders would decrease to approximately 67% of the total shares of common stock outstanding after this offering.

Certain disclosure set forth in the Preliminary Prospectus under “Executive Compensation—CEO IPO Equity Award” has been updated as follows:

In connection with this offering, the Company has entered into a letter agreement with Mr. Baldwin, dated as of March 27, 2018, as amended from time to time, pursuant to which the Company has agreed to grant to Mr. Baldwin an award of 1,416,450 restricted shares of our common stock (the “Restricted Shares”), subject to the completion of this offering. The Restricted Shares will be granted on or shortly following the completion of this offering and will be subject to the terms and conditions of the 2018 Plan (as described below) and a restricted stock agreement to be entered into between the Company and Mr. Baldwin. The Restricted Shares shall become fully vested on the 30th day following the IPO, subject to Mr. Baldwin’s continued employment by us on such date. The vested Restricted Shares (net of any shares surrendered to pay withholding taxes) will continue to be subject to transfer restrictions and will be subject to forfeiture for no consideration if Mr. Baldwin is terminated by us for cause or if he breaches his post-employment non-compete covenant with us. So long as Mr. Baldwin is not terminated by us for cause and he does not breach his post-employment non-compete covenant with us, the transfer and forfeiture for non-compete restrictions on these Restricted Shares will lapse in equal installments commencing on the last day of each calendar month ending during the period commencing on the date of grant and ending on September 30, 2020 (regardless of whether Mr. Baldwin is employed by us on the applicable transfer lapse dates).

Mr. Baldwin will generally be able to elect to satisfy withholding tax obligations due upon vesting of the Restricted Shares by having the Company withhold a net number of shares subject to the Restricted Share award with a fair market value equal to the maximum statutory withholding tax obligations. The letter agreement provides that the Restricted Shares will not be granted to Mr. Baldwin if this offering is not completed. In addition, we expect that, pursuant to the restricted stock agreement, Mr. Baldwin will also agree to comply with one-year post-termination non-competition and non-solicitation covenants, as well as perpetual confidentiality and non-disparagement covenants.

The final sentence of the subsection under “Certain Relationships and Related Party Transactions—Management Stockholders Agreement” has been deleted.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting, may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attn: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte NC 28255-0001, or by emailing: dg.prospectus_requests@baml.com; or from Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, or by calling: 1-800-503-4611, or by emailing: prospectus.cpdg@db.com; or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, or by calling: 1-866-471-2526, or by emailing: prospectus-ny@ny.email.gs.com; or from J.P. Morgan Securities LLC, Attn: Prospectus Department, 1155 Long Island Ave, Edgewood, NY, 11717, or by calling: 1-866-803-9204.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.